October 28, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christian Windsor
Kathryn McHale
Angela Connell
Hugh West

Re:	Bank of America Corporation
Registration Statement on Form S-4
Filed October 22, 2008
File No. 333-153771

Bank of America Corporation
Form 10-K for December 31, 2007, filed February 28, 2008
Schedule 14A filed March 19, 2008
Form 10-Q for June 30, 2008, filed August 7, 2008
File Number 001-06523

Ladies and Gentlemen:

On behalf of Bank of America Corporation (“Bank of America”), we hereby submit additional responses to certain accounting comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated October 15, 2008, with respect to the above referenced filings. This letter and Bank of America’s Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-153771) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of Amendment No. 2 marked to indicate changes from the version filed on October 22, 2008. For the convenience of the Staff, each of the Staff’s original comment numbers is referenced prior to these additional responses.

We appreciate the opportunity to have spoken with the Staff on October 24, 2008 and the Staff’s responsiveness to our timing considerations regarding the effective date of our S-4. As we discussed with the Staff on Friday, October 24, 2008, we performed our due diligence including our evaluation of Merrill Lynch’s balance sheet in mid-September which culminated with a public merger announcement on the morning of September 15th. The work was completed after a week of unparalleled market disruption and in the face of the imminent bankruptcy of Lehman Brothers and the collapse of AIG.

Comments 8 and 13

As indicated in our discussion with the Staff, we included pro forma adjustment A for $1.4 billion and a portion ($1.5 billion) of pro forma adjustment H based upon the guidance in EITF 95-3. Although we will record liabilities in purchase accounting for the estimated breakage costs of terminating redundant Merrill Lynch credit derivative positions or where combined counterparty or industry concentrations exceed desired levels, as well as for the costs of severance of Merrill Lynch personnel and closure of Merrill Lynch vacant facilities, since we are in the process of completing a position by position review, as well as individual associate and facility reviews, each action will not be finalized until the acquisition is completed. Therefore these actions are not assumed to be 100 percent factually supportable at this time. Accordingly, we have removed these adjustments from our pro forma financial statements and will instead include an additional footnote regarding the adjustment for the credit derivatives. The new footnote wording is as follows:

Note 6 – Other Items

In addition to the pro forma adjustments included in our Unaudited Pro Forma
Condensed Combined Financial Statements, we anticipate recording certain liabilities with a corresponding increase to goodwill in purchase accounting under the guidance of
EITF 95-3. When evaluating Merrill Lynch’s credit derivative positions, we considered overall exposure when combined with Bank of America. In that regard, where we determined that we had redundant positions or where combined counterparty or industry concentrations exceeded desired levels, we have preliminarily estimated breakage costs of terminating the Merrill Lynch credit derivatives to be approximately $1.4 billion. These estimates are based upon current assumptions and valuations which are subject to change as we complete a position by position review of the Merrill Lynch credit derivatives.

Additionally, please note that discussion of the $1.5 billion related to severance and vacant facilities is already included in Note 4. We will include the following additional language (underlined text) within the first paragraph of Note 4:

In connection with the merger, the plan to integrate Bank of America’s and Merrill
Lynch’s operations is still being developed. The total integration costs have been preliminarily estimated to be approximately $2 billion after tax or approximately $3 billion pre-tax. Approximately $1.5 billion (pre-tax basis) is estimated to be capitalized, with a corresponding increase to goodwill, in purchase accounting, including costs for severance of Merrill Lynch personnel and closure of Merrill Lynch vacant facilities. The specific details of these plans will continue to be refined over the next several months.
Currently, our merger integration team is assessing the two companies’ operations, including information systems, premises, equipment, benefit plans, supply chain methodologies, service contracts and personnel to determine optimum strategies to realize cost savings. The remaining approximately $1.5 billion (pre-tax basis) is estimated to relate to Bank of America merger costs, including costs for severance of
Bank of America personnel, as well as Merrill Lynch and Bank of America associate retention costs, conversion costs, and communication costs, and will be recorded based upon the nature and timing of these activities. These remaining costs are not reflected in the unaudited pro forma condensed combined statements of income.

Comment 9

As indicated in our discussion with the Staff, Merrill Lynch acquired its interest in Blackrock in September 2006 and accounts for its approximately 45% voting interest in Blackrock on the equity method. We estimated the fair value of Merrill Lynch’s investment in Blackrock based upon its closing stock price of $177.60 on June 27, 2008. Accordingly, when considering the approximately 52 million common shares and 12 million preferred shares that Merrill Lynch holds of Blackrock compared to Merrill Lynch’s carrying amount on June 27, 2008, the fair value is approximately $3 billion greater. After the acquisition, we will account for this investment under the equity method. We believe that this adjustment along with the other adjustments related to securities are factually supportable.

Comment 10

As indicated in our discussion with the Staff, our pro forma purchase accounting adjustments included an adjustment to write off deferred costs related to debt issuance costs of approximately $250 million consistent with the requirements in SFAS 141 to fair value assets at the date of acquisition, as well as adjusted pension and other postretirement benefits/liabilities due to changes in benefit plan assumptions (e.g., discount rate and expected return on assets) based upon market conditions. We believe that these pro forma adjustments are factually supportable. Further, based upon our discussion with the Staff we will revise pro forma adjustment F to remove the prepaid adjustment of approximately $500 million and the miscellaneous asset adjustment of approximately $200 million pending the completion of our detailed review of these assets when the acquisition is completed.

Comment 11

As indicated in our discussion with the Staff, we are providing additional information for pro forma adjustment C. As of June 27, 2008 Merrill Lynch had a loan portfolio of approximately $80 billion including approximately $32.9 billion of consumer loans and approximately $46.9 billion of commercial, small and middle market loans. Based on our initial preliminary analysis, approximately $15.6 billion of the consumer portfolio was considered impaired and included approximately $1 billion of US subprime loans, approximately $8 billion US prime loans, and approximately $6.6 billion of non-US loans and other consumer loans. The preliminary purchase accounting adjustment to record impaired consumer loans was approximately $2.5 billion. Additionally, approximately $8.2 billion of the commercial portfolio was considered impaired and included approximately $6.9 billion of commercial real estate loans and approximately $1.3 billion of other non investment grade commercial loans. The preliminary purchase accounting adjustment to record impaired commercial loans was approximately $1.4 billion. Finally, our preliminary purchase accounting adjustment also included a market rate interest adjustment of approximately $1.4 billion on the entire loan portfolio. We believe that these adjustments are factually supportable.

We will revise adjustment C (underlined text) as follows:

Preliminary adjustments, totaling approximately $5.3 billion, to record residential and commercial impaired loans at their estimated fair values primarily based upon the present value of expected future cash flows, including life of loan loss forecasts, based upon current market interest and default rates, as well as residential and commercial non-
impaired loans at their estimated present value of amounts to be received using current market interest rates. For non-impaired loans, Merrill Lynch’s existing allowance for loan losses was retained. The effect of these adjustments is to increase interest income and decrease provisions for loan losses for the impaired portfolio by approximately $350 million and $700 million for the six months ended June 30, 2008, and the twelve months ended December 31, 2007, respectively. The entire amount has been recorded as an adjustment to interest income pending a detailed loan by loan review. The adjustments reflected herein are based on current assumptions and valuations which are subject to change.

Please note that adjustment C will now be adjustment B in the revised pro forma financial information included in Amendment No. 2 to the Form S-4.

Comment 12

Based upon our discussion with the Staff, the following is a break-out of the revised deferred tax asset adjustment. Additionally, please note that in accordance with EITF 00-23 which was superseded by SFAS 123(R), historical Merrill Lynch deferred tax assets related to share-based compensation awards are required to be written-off in purchase accounting. Accordingly, we believe these adjustments comply with the guidance in paragraph 38 of SFAS 141 and SFAS 123(R) and are factually supportable. The following provides an analysis of the deferred tax adjustment as requested by the Staff.

Pro Forma Adjustment:
A		Removed $1.4 billion of preliminary estimated breakage costs
		- see response to Comments 8 & 13
B	-	No change
C	(5,305)	No change
D		N/A - Goodwill is not deductible for tax purposes
E	7,500	No change
F	(930)	Removed $500 million of prepaids and $200 of miscellaneous assets
		- see response to Comment 10
G		Net impact on Deferred Taxes
H	(2,550)	Removed $1.5 billion of preliminary estimated Merrill Lynch severance and facilities costs
		- see response to Comments 8 & 13
I	6,500	No change

Net Impact of Purchase Accounting
Adjustments	5,215
Pro Forma Tax Rate	32.5%
Deferred Tax Liability	(1,695)
Write-off of Merrill Lynch
Share-based Compensation
Deferred Tax Asset	(2,210)

Pro Forma Net Impact on
Deferred Taxes	(3,905)

We will revise adjustment G (underlined text) on page 45 as follows:

Preliminary adjustments to record the tax effect of the pro forma adjustments at an estimated 32.5% effective tax rate, as well as estimated adjustments to write-off Merrill
Lynch deferred tax assets related to share-based compensation awards. The 32.5% rate represents the estimated blended statutory rates of the U.S. (including states) at 37%
and non-U.S. taxing jurisdictions (primarily the U.K) at 28%. The estimated net adjustment to Merrill Lynch deferred tax assets primarily relates to the elimination of deferred taxes attributable to unvested awards to employees of share-based compensation (approximately $2.2 billion) and the establishment of deferred taxes related to the purchase accounting adjustments (approximately $1.7 billion). The adjustments reflected herein are based on current assumptions and valuations which are subject to change.

Please note that adjustment G will now be adjustment F in the revised pro forma financial information included in Amendment No. 2 to the Form S-4.

Comment 21

As we discussed during the call on Friday, October 24, 2008, this same comment was provided by the Staff during their review of Bank of America Corporation’s Form 10-K for the year ended December 31, 2004. There was a significant level of dialogue between the Staff and us regarding the comment and our final response which was included in our letter dated December 20, 2005 to Mr. Donald Walker, Senior Assistant Chief Accountant, Division of Corporation Finance. The Staff agreed with the response and cleared the comment. We believe that we are in compliance with SFAS 5, “Accounting for Contingencies” and consistent with the agreed upon principles outlined in our previous response letter to the Staff. Additionally, we acknowledge the Staff’s comment and we note that our consideration of SFAS 5 includes the disclosure requirements of paragraph 10 of SFAS 5 regarding the “reasonable possibility that a loss or additional loss has been incurred” within the context of balancing our concerns over confidentiality with the needs of the users of our financial statements.

Comment 24

We would like to further clarify the response provided to the Staff in our letter dated October 22, 2008. The Staff asked for clarification on how the amounts reported in Table 10 on page 95 related to our CDO liquidity exposure reconcile with the Super Senior CDO Exposure Rollforwards on page 82 in our June 30, 2008 Form 10-Q. We provided a reconciliation between the amounts included in both tables but did not elaborate further regarding the nature of the amounts included in the reconciliation. The gross liquidity exposure, included in our Special Purpose Entities Liquidity Exposure table, represents the maximum amount of funding that we could be required to provide to the CDOs and is the contractual commitment amount that remains outstanding. The net exposure is the remaining loss exposure that relates to the gross liquidity commitment. This amount (i.e., loss exposure) reflects the benefit of any insurance in the form of credit protection purchased from third parties through credit default swaps, total return swaps or financial guarantees that reduces our overall exposure. Additionally, we have previously taken writedowns through earnings related to the mark-to-market of the liquidity agreement which is accounted for as a derivative. Since these losses on the gross contractual commitment have already been recorded in the financial statements, it reduces the remaining loss exposure related to such commitment. In effect, although the writedown decreases the remaining exposure, it does not change the contractual commitment. The purpose of disclosing the Super Senior CDO Exposure Rollforward is to inform the reader of the remaining maximum loss exposure related to this class of items as of the balance sheet date. We will revise future filings to further elaborate on the discussion noted above.

*****

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

If you have further questions or require additional clarifying information, please contact the undersigned at 980.387.4997 or Mr. Randall J. Shearer, Financial Reporting and Policy Executive, at 980.388.8433.

Sincerely,

John M. James
Corporate Controller

cc:	Mr. Randall J. Shearer, Financial Reporting and Policy Executive
Mr. Steven O. Swyers, Partner, PricewaterhouseCoopers LLP